Exhibit 99.7
NOMINEE HOLDER CERTIFICATION
Azure Power Global Limited
The undersigned, a broker, custodian bank, trustee, depositary or other nominee holder of non-transferable subscription rights (the “Subscription Rights”) to purchase equity shares, par value $0.000625 per share (the “Equity Shares”), of Azure Power Global Limited (the “Company”), pursuant to the rights offering (the “Rights Offering”) described and provided for in the Company’s prospectus supplement, dated December 27, 2021 (together with the accompanying base prospectus, dated December 10, 2021, the “Prospectus”), hereby certifies to Computershare Trust Company, N.A., as subscription agent for the Rights Offering, that the undersigned has exercised, on behalf of the beneficial owners thereof (which may include the undersigned), the number of Subscription Rights specified below:
	Number of Equity Shares owned on the Record Date	Subscription Rights Exercised
1.
2.
3.
4.
5.
6.
7.
8.
9.
10.
Provide the following information if applicable:
Depository Trust Company (“DTC”) Participant Number
[NAME OF NOMINEE] By:
Name:
Title:
DTC Basic Subscription Confirmation Number(s)